UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41421

Alvotech
(Translation of registrant's name into English)

9, Rue de Bitbourg,
L-1273 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INCORPORATION BY REFERENCE

The information contained in this report on Form 6-K, excluding Exhibit 99.1, shall be deemed to be incorporated by reference into Alvotech’s registration statements on Forms F-3 (File Nos. 333-266136, 333-273262 and 333-275111) and Alvotech’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into a new term loan credit agreement

On June 6, 2024, Alvotech entered into a secured term loan credit agreement (the “Agreement”), by and among Alvotech, as borrower, GLAS USA LLC, as administrative agent, GLAS Americas LLC, as collateral agent, and the lenders party thereto, which provides for term loan commitments in an aggregate principal amount of $965.0 million (the “Term Facility”), of which $900.0 million will be drawable as “first out” term loans (the “First Out Term Loans”) and $65.0 million will be drawable as “second out” term loans (the “Second Out Term Loans” and, together with the First Out Term Loans, the “Term Loans”).

The Term Loans are scheduled to mature on the fifth anniversary of the closing date, which is expected to occur in July 2024.

The outstanding principal amount under the Term Loans will, at the option of Alvotech, either bear interest at a secured overnight financing rate (“SOFR”) based rate (with such customary provisions under the Term Loans providing for the replacement of SOFR with any successor rate) or an alternate base rate, in each case plus an applicable margin. The applicable margin for alternate base rate loans is 5.50% per annum for the First Out Term Loans and 9.50% per annum for the Second Out Term Loans and the applicable margin for SOFR-based loans is 6.50% per annum for the First Out Term Loans and 10.50% per annum for the Second Out Term Loans. With respect to the First Out Term Loans, Alvotech has the ability to opt to have interest paid-in-kind in lieu of cash interest for any interest period (“PIK Interest Election”), which would increase the interest rate for such First Out Term Loans by 0.75% per annum for the applicable interest period. Alvotech can make such PIK Interest Election for interest accruing on or before June 30, 2025, if the First Out Term Loans are funded in July 2024. With respect to the Second Out Term Loans, all interest may only be paid in kind.

Alvotech will use the proceeds of the First Out Term Loans (i) for the refinancing of various outstanding debt obligations including the tranche A and tranche B senior bonds due 2025, originally dated December 14, 2018 (as amended and restated) and various other outstanding debt obligations, including those maturing in 2025; (ii) to pay the transaction expenses related to the Agreement; and (iii) to the extent any such proceeds remain after the foregoing uses, for general corporate purposes. The Second Out Term Loans are drawable at Alvotech’s discretion, subject to certain conditions, and Alvotech may also use the proceeds of the Second Out Term Loans, to repay certain of such indebtedness.

The Agreement contains customary mandatory prepayment requirements, including mandatory prepayments as a result of (a) excess cash flow (subject to certain customary exceptions and thresholds), (b) asset sales (subject to reinvestment rights and certain customary exceptions and thresholds) and (c) the incurrence of non-permitted indebtedness. Alvotech may also voluntarily prepay the Term Loans subject, in certain circumstances, subject to a prepayment premium for payments on or before the third anniversary of the closing date; the amount of the prepayment varies based on when the prepayment occurs.

The Agreement permits Alvotech to request, from time to time, (a) increases in the Term Loans pursuant to the establishment of one or more new classes of incremental term loans, and/or (b) extend the maturity of the Term Loans, in each case subject to commitments from lenders and customary conditions, exceptions and thresholds.

The Agreement contains various customary affirmative covenants, including financial reporting requirements and customary negative covenants that limit, among other things, Alvotechs’s incurrence of liens, incurrence of indebtedness, entry into certain fundamental change transactions, asset sales, the making of certain restricted payments and entry into transactions with affiliates. The Agreement also requires Alvotech to maintain specified minimum quarterly liquidity. Events of default under the Agreement are customary for facilities of this type including, among other things, the failure to pay principal, interest or fees, the failure to observe or perform any material covenant contained in the Agreement, material misrepresentation under or in connection with the Agreement, cross-default to certain material indebtedness, entry of judgments in a material amount, a change of control and the institution of any bankruptcy or insolvency proceedings.

The above description of the Agreement is a summary only and is subject to, and qualified entirely by, the Agreement, a copy of which Alvotech expects to file no later than with its Annual Report on Form 20-F for the year ending December 31, 2024.

Press Release

On June 7, 2024, Alvotech issued a press release (“Press Release”) announcing that it had entered into the Agreement. A copy of the Press Release is furnished herewith as exhibit 99.1.

Cautionary note on forward-looking statements

Certain statements in this report on Form 6-K may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding its ability to satisfy conditions precedent to close the transaction and draw down the Term Loans, to comply with the covenants of the Term Facility and to exercise its rights under the Term Facility, the expected use of proceeds from the Term Facility, potential future financings or strategic transactions, Alvotech’s competitive advantages, business prospects and opportunities including product launches, pipeline product development, revenue and diversification, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of revenue, expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (8) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (9) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (10) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (11) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (12) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (13) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (14) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (15) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on Alvotech’s business, financial position, strategy and anticipated milestones; (16) Alvotech’s ability to meet the conditions precedent to close Facility and comply with the covenants of the Facility and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this report. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this report and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this report, the information contained in this report, or the omission of any information from this report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated June 7, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alvotech
(Registrant)

Date: June 7, 2024	/s/ Tanya Zharov
Tanya Zharov
General Counsel